SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),  (c),
         AND(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. 1)(1)


                                The Cronos Group
                                (Name of Issuer)


                                  Common Shares
                         (Title of Class of Securities)


                                    L20708100
                                 (CUSIP Number)


                                 April 13, 1999
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
         Schedule is filed:

          |X|  Rule        13d-1(b)

          |_|  Rule        13d-1(c)

          |_|  Rule        13d-1(d)

















--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. L20708100                   13G/A                    Page 2 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Fleet Bank, N.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                         (b) |_|


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             5   SOLE VOTING POWER
        NUMBER OF
          SHARES                   -0-
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             6   SHARED VOTING POWER

                                   1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             7   SOLE DISPOSITIVE POWER

                                    -0-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             8   SHARED DISPOSITIVE POWER

                                   1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               16.5%   (Based on 8,858,378 Common Shares reported outstanding as
                        of March 29, 1999)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

                   BK
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. L20708100                   13G/A                   Page 3 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         BankBoston, N.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                         (b) |_|


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             5   SOLE VOTING POWER
        NUMBER OF
          SHARES                   -0-
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             6   SHARED VOTING POWER

                                   1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             7   SOLE DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             8   SHARED DISPOSITIVE POWER

                                   1,463,636

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    16.5% (Based on 8,858,378 Common Shares reported outstanding as of March 29, 1999)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

                   BK
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. L20708100                   13G/A                    Page 4 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         First Union National Bank (formerly CoreStates Bank, N.A.)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                         (b) |_|


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   3     SEC USE ONLY



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             5   SOLE VOTING POWER
        NUMBER OF
          SHARES                   -0-
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             6   SHARED VOTING POWER

                                   1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             7   SOLE DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             8   SHARED DISPOSITIVE POWER

                                   1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    16.5% (Based on 8,858,378 Common Shares reported outstanding as of March 29, 1999)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

                   BK
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. L20708100                             13G/A          Page 5 of 9 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Union Bank of California, N.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   3     SEC USE ONLY



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             5   SOLE VOTING POWER
        NUMBER OF
          SHARES                      -0-
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             6   SHARED VOTING POWER

                                      1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             7   SOLE DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             8   SHARED DISPOSITIVE POWER

                                      1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,463,636
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES|_|


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   16.5% (Based on 8,858,378 Common Shares reported  outstanding as of March 29, 1999)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

                   BK
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  The Cronos Group (the "Issuer")


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the principal executive offices of the Issuer is:

                  16, Allee Marconi, Boite Postale 160, L-2120 Luxembourg

Item 2(a).        Name of Person Filing:

                  (i)      Fleet Bank, N.A.
                  (ii)     BankBoston, N.A.
                  (iii)    First Union National Bank (formerly CoreStates Bank,
                           N.A.)
                  (iv)     Union Bank of California, N.A.

                  Such filing persons are hereinafter collectively referred to as the "Reporting Persons."

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  (i)      777  Main  Street,  Hartford,  CT 06115
                  (ii)     100  Federal Street, 01-31-03, Boston, MA 02110
                  (iii)    1339 Chestnut Street, PA 4810, Philadelphia, PA 19107
                  (iv) 350 California Street, Suite 750, San Francisco, CA 94104-1402

Item 2(c).        Citizenship:

                  (i)      United States of America
                  (ii)     United States of America
                  (iii)    United States of America
                  (iv)     United States of America

Item 2(d).        Title of Class of Securities:

                  This statement relates to the Issuer's common shares, $2.00 par value per share ("Common Shares").

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) |_| Broker or dealer  registered  under  Section 15 of the
                          Exchange Act.

                  (b) |_| Bank as  defined in  Section  3(a)(6) of the  Exchange
                          Act.

                  (c) |_| Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

                  (d) |_| Investment  Company  registered under Section 8 of the
                          Investment Company Act.

                  (e) |_| An  investment   adviser  in  accordance  with  Rule
                          13d-1(b)(l)(ii)(E).

                  (f) |_| An  employee  benefit  plan  or  endowment  fund  in
                          accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g) |_| A  parent  holding  company  or  control  person  in
                          accordance with Rule 13b-1(b)(1)(ii)(G).

                  (h) |_| A savings  association  as defined in Section  3(b) of
                          the Federal Deposit Insurance Act.

                  (i) |_| A church plan that is excluded from the definition
                          of an investment company under Section 3(c)(14) of the Investment Company Act.

                  (j) |X| Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4.     Ownership.

            (a)    Amount Beneficially Owned:

                   Each of the Reporting Persons may be deemed to beneficially own 1,463,636 Common Shares of the Issuer. Such beneficial ownership results from the determination by such banks to exercise their rights under a collateral assignment between Fleet Bank, N.A., as agent, and Cronos Equipment (Bermuda) Limited ("Cronos") pursuant to which Cronos pledged certain promissory notes issued to it, as well as 1,463,636 Common Shares, which secure such notes, to secure its obligations to such banks. In October 1997, the issuer of such notes defaulted under such notes. In December 1997, the Reporting Persons notified Cronos of their intention to exercise rights under such collateral assignment with respect to 1,000,000 of such Common Shares. On April 13, 1999, the Reporting Persons notified Cronos of their intention to exercise their rights under such collateral assignment agreement with respect to the remaining 463,636 of the pledged shares. Ultimately, depending upon market conditions, the Reporting Persons intend, through the exercise of such rights, to cause a sale of all or part of such 1,436,636 Common Shares in order to satisfy the outstanding obligation of the issuer of such notes.

            (b)    Percent of class:

                   Approximately 16.5% of the outstanding Common Shares based on 8,858,378 Common Shares reported outstanding as of March 29, 1999 (based on the Issuer's Form 10-K filed on April 13,
                   1999).

            (c)    Number of shares as to which such person has:

                (i)       Sole power to vote or to direct the vote

                          None of Fleet Bank, N.A., BankBoston, N.A., First Union National Bank, or Union Bank of California, N.A. has the sole power to vote or direct the vote of any of the Common Shares.

                (ii)      Shared power to vote or to direct the vote

                           Fleet Bank, N.A., BankBoston, N.A., First Union National Bank, and Union Bank of California, N.A. share the right to vote or direct the vote of 1,463,636 Common Shares.

                (iii)     Sole power to dispose or to direct the disposition of

                          None of Fleet Bank, N.A., BankBoston, N.A., First Union National Bank, N.A., or Union Bank of
                          California, N.A.   has  sole  power  to dispose or to
                          direct the disposition of any of the Common Shares.

                (iv)      Share power to dispose or to direct the disposition of

                          Fleet Bank, N.A., BankBoston, N.A., First Union National Bank, and Union Bank of California, N.A. share the power to dispose or direct the disposition of 1,463,636 Common Shares.

Item 8.     Identification and Classification of Members of the Group.

            This Amendment No. 1 to Schedule 13G is filed on behalf of a group pursuant to Rule 13d-1(b) (1) (ii) (J). The identification and classification of the members of the group are as follows:

                  Fleet Bank, N.A., a Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
                  BankBoston, N.A., a Bank as defined in Section 3(a)(6) of the Exchange Act;
                  First Union National Bank, a Bank as defined in Section 3(a)(6) of the Exchange Act; and Union Bank of California, N.A., a Bank as defined in Section 3(a)(6) of the Exchange Act.

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         May 7, 1999


                                         FLEET BANK, N.A.


                                         By: /s/ Edward J. Walsh
                                              Name:    Edward J. Walsh
                                             Title:   Senior Vice President


                                         BANK BOSTON, N.A.


                                         By: /s/ W. Douglass Vannah
                                             Name:    W. Douglass Vannah
                                             Title:   Vice President


                                         FIRST UNION NATIONAL BANK
                                         (FORMERLY CORESTATES BANK, N.A.)


                                         By: /s/ Anne D. Brehony
                                             Name:    Anne D. Brehony
                                             Title:   Vice President


                                         UNION BANK OF CALIFORNIA, N.A.


                                         By: /s/ Richard David Morris
                                             Name:    Richard David Morris
                                             Title:   Vice President